--------------------------
                                                           OMB APPROVAL
                         UNITED STATES               --------------------------
              SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0058
                    Washington, D.C. 20549           Expires:    April 30, 2009
                                                     Estimated average burden
                                                     hours per response....2.50
                                                     --------------------------
                                                          SEC FILE NUMBER
                                                             000-23553
                                                     --------------------------
                                                           CUSIP NUMBER
                                                             45248E304
                                                     --------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE):  |_|Form 10-K    |_| Form 20-F  |_| Form 11-K    |X|Form 10-Q  |_| Form 10-D    |_| Form N-SAR
              |_| Form N-CSR

              For Period Ended:  September 30, 2006

              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ----------------------------------

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

IMCOR Pharmaceutical Co.
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Full Name of Registrant

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Former Name if Applicable

4660 La Jolla Village Drive, Suite 500
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Address of Principal Executive Office (Street and Number)

San Diego, CA  92122
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a)|X| The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant does not have a sufficient in-house accounting staff to provide the information for the referenced 10-QSB for the quarter ending September 30, 2006 without unreasonable effort or expense by the filing deadline.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           Brian Gallagher                  (858)                 546-2955
      --------------------------     -------------------    -------------------
                (Name)                   (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                             |X| Yes    |_| No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             |X| Yes    |_|No

       Below is an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       For the three months ended September 30, 2005, the registrant reported license revenues of $174,076 and a net loss of $771,118. For the nine months ended September 30, 2005, the registrant reported license revenues of $522,230 and a net loss of $13,674,785. For the three and nine months ended September 30, 2006, the registrant currently expects to report no revenues.

       During 2006, the Company continued to implement its restructuring plan initiated during 2005 that resulted in cessation of substantially all operations. As a result, the registrant currently estimates that no revenue will be recognized during the three and nine months ended September 30, 2006, and that net losses for the 2006 periods will be approximately $115,000 and $380,000, respectively. Results for the three and nine months ended September 30, 2006 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

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                            IMCOR Pharmaceutical Co.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    November 13, 2006            By      /s/ Brian Gallagher
                                        --------------------------------------
                                        Brian Gallagher, Chairman of the Board

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).
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